Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
DATED MAY 16, 2021

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	11
Summary of Quarterly Results	12
Liquidity	13
Capital Resources	15
Off-Balance Sheet Arrangements	15
Transactions with Related Parties	15
Risk Factors	16
Accounting Standards and Pronouncements	19
Financial Instruments	19
Capital Structure	20
Controls and Procedures	20
Technical Information	21
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	21

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing for achieving ramp-up to full operations at Relief Canyon; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the timing of receipt of the Record of Decision for the Phase 2 environmental impact statement at Relief Canyon; the expected timing and/or results of the conclusions of the data compilation and analysis being conducted in respect of the Relief Canyon operations; the Company’s ability to improve the operational and financial performance of its assets; the success of exploration and development activities; statements regarding the Galena Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the exploration drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver's ability to operate the Relief Canyon mine; the potential for resolution of the illegal blockade at the Company's Cosalá Operations and the resumption of mining and processing operations thereat, including expected production levels; the level of support from the Mexican government with respect to the long-term stability of Company's Cosalá Operations, and its ability to maintain such support in the near- and long-term; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex; the liquidity of the common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company's results of operations and financial condition including the market reaction to the COVID-19 pandemic; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of the Cosalá Operations, the Galena Complex and the Relief Canyon mine, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2021, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 16, 2021 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2021 and 2020. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2021 (“Q1-2021”) compared to the three months ended March 31, 2020 (“Q1-2020”) as well as comments on plans for the future. Throughout this MD&A, references to gold equivalent ounces produced are based on gold and silver production at average gold spot prices and average silver realized prices during each respective period, and references to silver equivalent ounces produced are based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period, except as otherwise noted.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See page 1 of this MD&A for more information on forward-looking statements.

Overview

The Company is a precious metals producer advancing the Relief Canyon gold mine (“Relief Canyon”) to full production in Nevada, USA. It also has two existing operations in the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. The past-producing mine includes three historic open-pit mines, a newly constructed crusher, ore conveyor system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40%-owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement was to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years (the “Recapitalization Plan” or “Plan”). The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations in Sinaloa, Mexico, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company’s Cosalá Operations remain on care and maintenance as it continues to work to resolve the illegal blockade and related matters (first announced on February 2, 2020). The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on advancing the Relief Canyon mine to full production. It is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex. Exploration will continue evaluating early-stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas accessible from existing infrastructure at the Galena Complex.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q1-2021 Highlights

•
Revenue of $10.2 million and net loss of $91.8 million for Q1-2021 or a loss of ($0.72) per share. Net loss for the quarter included write-downs to inventory for $23.0 million and impairment to property, plant and equipment for $55.6 million as a result of changes to Relief Canyon’s expected gold recovery and production. Excluding these non-cash adjustments, adjusted net loss for the period was $13.2 million.

•
The Company is confident that a resolution will be reached to reopen the Cosalá Operations with all employees returning to work in the near term and ramped-up to full production in Q3-2021.  Full Mexican government support will ensure the long-term stability of the operation.

•
Following an extensive review and a challenging ramp-up at Relief Canyon, the operation is proceeding with run-of-mine heap leaching. The Company expects the change to improve overall project economics going forward.

•	Drilling at Galena from the new drill station on the 5500 Level has yielded several high-grade intercepts at depth and discovery of a new silver-copper trend south of the prolific Silver Vein.
•
Galena’s Recapitalization Plan is proceeding well with the Company continuing to experience higher year-over-year production in Q1-2021 compared to Q1-2020; silver production increased by 10% year-over-year while lead production increased by 18%.

•
Consolidated year-to-date operating metrics from Q1-2021 were generally not comparable to Q1-2020 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Recapitalization Plan implementation, and the continued ramp-up of operations at Relief Canyon to full production.

•	The Company had a cash balance of $4.1 million and working capital deficit of $0.2 million as at March 31, 2021.

COVID-19 Pandemic

The Company has been closely monitoring developments of COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities were implemented and there have been no significant outbreaks of COVID-19 at any of the Company’s operations to date except for an occurrence at the Relief Canyon mine in late December 2020 into early Q1-2021. Despite this incident, all of the Company’s mining and corporate operations continued to operate with the exception of mining operations in Cosalá, which were halted by the illegal blockade. The Cosalá Operations remain on care and maintenance as it continues to work to resolve the illegal blockade and related matters. While operations continue at Relief Canyon during COVID-19, the Company has at times been limited in its ability to promptly troubleshoot ramp-up issues, common when commissioning a new mine, due to an inability to get key management and consultants in a timely manner to site due to travel restrictions.

Relief Canyon Update

While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon has been and continues to be challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation.  As part of this analysis, the Company has identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radical stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling reconciled reasonably to the block model.  However, during Phase 1, an unknown quantity of the carbonaceous material was crushed, stacked and disseminated onto the leach pad resulting in lower-than-expected recovery of the placed gold ore. Following realization of this adverse material, the Company implemented additional measures to the ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance. Additional efforts focussed on improving mining selectivity including the use of a hydraulic excavator operating on split (10 foot) benches when required.

Phase 2 mining, which commenced in late Q4-2020/early Q1-2021, has demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, has decreased ore availability in Q1-2021 and into Q2-2021.

As a result of these challenges, the Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits. Results have been encouraging and the operation has transitioned to this method of ore placement to further demonstrate its applicability with haul trucks now delivering the ore directly from the pit to the leach pad.  The Company continues to evaluate options to improve the short-term operational and financial performance of the asset.

Additional improvements in the predictive ability of the resource model are progressing with incorporation of the latest geological detail from recent pit mapping as well as new data from an extensive re-assaying program of over 10,000 historic exploration pulp samples. Completion of this data compilation and analysis is targeted for late Q3-2021 as part of the Company’s mid-year update of its reserve and resource estimates.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in Q1-2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $23.0 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or an increase to the impairment.

Notice of Intent (“NOI”) for the Phase 2 EIS was published in the Federal Register in Q3-2020. The Phase 2 permit will allow the Company to continue mining at depth below the water table, expand the footprint of both the heap leach and waste rock storage facilities and expand the mining permit boundary. Approval of the EIS and receipt of the Phase 2 permit is expected on or about July 5, 2021.

Galena Recapitalization Plan

In September 2019, the Company entered into a 60/40 joint venture with Sprott to recapitalize the Galena Complex. The joint venture and capital investment by Sprott allowed for redevelopment of the mine in order to best exploit Galena’s existing resources, improve operational performance, and prepare the Complex for future profitability. The Company and Sprott believe there are substantially more silver resources to be discovered at better grades along extensions of existing veins and at depth; a portion of the invested capital was earmarked to explore significant historical veins at depth below current working levels.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

The Recapitalization Plan at the Galena Complex is continuing to proceed with the Company increasing year-over-year production during Q1-2021 compared to Q1-2020. Production in Q1-2021 was 252,169 ounces of silver and 5,036,944 pounds of lead compared with 230,275 ounces of silver and 4,280,527 pounds of lead in Q1-2020, a year-over-year increase of over 10% and 18% of silver and lead, respectively. This improvement was the result of the refurbishment and purchase of underground mobile equipment, capital investments (machinery and development), and mine-wide rehabilitation, including the 5500 Level loading pocket, which allowed ore and waste to be skipped from this level. Further underground development improvements, additional equipment procurements, and an exploration drilling program designed to target high-grade extensions of historic veins below current workings will benefit the operation longer term by discovering additional high-grade silver resources further improving mining efficiency and lowering cash costs. During the Recapitalization Plan, the Company continues to exclude cost figures from its quarterly disclosure.

The Company expects 2021 to be a transitional year at the Galena Complex from a production standpoint with continued exploration drilling supporting the ability to grow production towards a 2 million ounce per year plan.  Longer term and assuming continued exploration success, the Company anticipates the operation will again reach peak historical annual production levels of approximately 5 million ounces per year.

Galena Exploration Update

Initial drilling from the new drill station on the 5500 Level has yielded several high-grade intercepts at depth. Galena geologists discovered a new silver-copper trend south of the prolific Silver Vein. The strike and dip of this new trend matches very well with the strike and dip of the majority of the Silver Vein mined from the 3200 Level to the 4300 Level. Initial interpretations are that this trend is the Silver Vein at depth.

Initial intercepts from the 5500-level drilling includes:

o	Hole 55-175A: 7,370 g/t silver and 6.3% copper (8,020 g/t AgEq1) over 2.7 m2
including:          30,200 g/t silver and 26.1% copper (32,900 g/t AgEq) over 0.3 m
including:          23,000 g/t silver and 17.0% copper (24,800 g/t AgEq) over 0.2 m
including:          11,500 g/t silver and 10.0% copper (12,500 g/t AgEq) over 0.2 m
o	Hole 55-148: 5,320 g/t silver and 4.1% copper (5,730 g/t AgEq) over 0.8 m
including:          10,200 g/t silver and 7.9% copper (11,000 g/t AgEq) over 0.4 m
o	Hole 55-178: 4,290 g/t silver and 3.1% copper (4,610 g/t AgEq) over 0.9 m
o	Hole 55-146: 3,430 g/t silver and 3.1% copper (3,740 g/t AgEq) over 1.1 m
including:          21,800 g/t silver and 18.9% copper (23,700 g/t AgEq) over 0.1 m
and:                   844 g/t silver and 7.9% lead (1,180 g/t AgEq) over 2.0 m
o	Hole 55-147: 3,290 g/t silver and 3.7% copper (3,680 g/t AgEq) over 2.5 m
including:          5,250 g/t silver and 5.7% copper (5,840 g/t AgEq) over 1.2 m
and:                   1,110 g/t silver and 6.8% lead (1,430 g/t AgEq) over 1.6 m
o	Hole 55-174: 1,750 g/t silver and 2.0% copper (1,960 g/t AgEq) over 2.2 m
including:          2,770 g/t silver and 2.5% copper (3,040 g/t AgEq) over 0.7 m
o	Hole 55-176: 3,110 g/t silver and 2.4% copper (3,350 g/t AgEq) over 1.8 m
including:          23,900 g/t silver and 17.5% copper (25,700 g/t AgEq) over 0.2 m
and:                   1,690 g/t silver and 1.1% copper (1,810 g/t AgEq) over 0.4 m
and:                   758 g/t silver and 0.6% copper (820 g/t AgEq) over 1.7 m
o	Hole 55-144: 749 g/t silver and 0.7% copper (818 g/t AgEq) over 0.9 m

1 AgEq for drilling results only were calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead. Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.
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East Coeur drilling, which commenced in January 2021, targeting the area between Galena’s historically prolific West Argentine mining front and the Coeur mine continues to provide solid results. Key results from the East Coeur drilling includes:

o	Hole 34-122: 1,170 g/t silver and 1.3% copper (1,310 g/t AgEq) over 1.8 m
o	Hole 34-125: 1,900 g/t silver and 2.4% copper (2,150 g/t AgEq) over 0.4 m
o	Hole 34-124: 2,590 g/t silver and 2.7% copper (2,870 g/t AgEq) over 0.2 m
o	Hole 34-132: 2,360 g/t silver and 3.6% copper (2,730 g/t AgEq) over 0.2 m

Geologists drilled an additional hole further east of the current East Coeur drilling which intercepted a new, unnamed vein. Additional drilling is planed to further test this area but initial results are encouraging.

o	Hole 34-133: 713 g/t silver and 2.0% copper (914 g/t AgEq) over 1.4 m

A full table of the drill results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20210516.pdf. The information contained on our website is not incorporated by reference herein and should not be considered part of this MD&A.

The Company expects 2021 to be a transitional year at the Galena Complex for future production with continued exploration drilling supporting production growth toward a 2 million silver ounce per year plan. Longer term and assuming continued exploration success, with the results from the 5500 Level and East Coeur drilling providing a solid initial indication, the Company is confident that the operation will again reach peak historical annual production levels of approximately 5 million ounces per year.

The Company is targeting further mineral resource additions at the Galena Complex from the remainder of Phase 1 drilling through June 2021 with the potential increase exceeding the originally targeted addition of 50 million ounces of silver.

Cosalá Operations: COVID-19 and Illegal Blockade

In February 2020, the Company announced an illegal blockade had been put in place at the Cosalá Operations by a group of self-interested individuals including a small minority of the Company’s hourly workforce. As a result, the Operations were put on care and maintenance pending the permanent removal of the blockade. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. These efforts were prolonged by the temporary closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19.

In August 2020, the Company announced that the illegal blockade had been resolved allowing some Company personnel to re-enter the mine operations. This access was not maintained by the group blockading the Company’s facilities.  With the re-opening of Mexican government offices in August, the Company’s employees were expected to vote in September 2020 for new union representation and did so on September 17, 2020.  In advance of the vote, a number of irregularities came to light, including the use of threats and intimidation by third parties in connection with the vote, which indicated that there could not be a fully democratic vote with freedom of association; while the labour authorities recognized the results, a number of unions who participated in the process formally challenged the vote. These challenges have been upheld and remain before the applicable courts.

From December 2020 to the date of this MD&A, a number of meetings and discussions took place between the Company and the senior members of the Mexican federal government at their request. As a result of these meetings, the Company agreed to a framework for regaining access towards a possible restart of the sustainable operations at the San Rafael mine in the near term. The Company is now awaiting actions from the applicable authorities in support of this plan and is confident that the operations will restart in the near term.
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The expected resolution follows tireless efforts by the Company’s representatives in Mexico in cooperation with various members of as the Mexican federal government, who have sought to properly characterize the nature of the conflict with decision makers (including President Manuel Lopez Obrador) and to establish a framework that will allow for the safe return of the Company’s employees and allow for continuous operation in the long term.  The Company understands that a recent positive development in the conflict is the engagement for the first time of state government with its federal counterparts to support a resolution that benefits the people of Cosalá with the peaceful removal of the illegal blockade. Assuming the delivery of agreed conditions and the enforcement of applicable law, the Company eagerly anticipates getting the operation restarted and is targeting full mining operations will be restored in Q3-2021. Further information concerning the illegal blockade can be found on the Company’s website under Cosalá Operations. The information contained on our website is not incorporated by reference herein and should not be considered part of this report.

Upon resolution of the illegal blockade and a re-start of operations, higher silver prices will allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 project. Mining these silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver in the years following the removal of the blockade.

In addition, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability”, which highlights the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa.  The report accounts for the fulfillment of the Company’s labor commitments, the environmental, safety and economic impact in the community where the Cosalá Operations are located, which are in accordance with international business best practices. A summary of the key highlights and the full text of the Sustainability Report is available on the Company’s website3.

Consolidated Operations

Consolidated operating results from Q1-2021 were generally not comparable to Q1-2020 due to the illegal blockade at the Cosalá Operations, the Recapitalization Plan at the Galena Complex, and the continued ramp-up of operations at Relief Canyon to full production. Consolidated revenue increased by $2.9 million during Q1-2021 compared to Q1-2020 primarily due to increased production and realized metal prices at the Galena Complex during the period plus revenue from Relief Canyon with commercial production declared in mid January 2021.

Other Items During Q1-2021

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of C$3.31 per common share for aggregate gross proceeds of approximately $26.7 million ( C$33.94 million), which included the partial exercise by the underwriters’ of the over-allotment option granted by the Company to the underwriters for the offering. The net proceeds were used for working capital purposes at Relief Canyon, development and exploration at the Galena Complex, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes, as further detailed in the chart below.

The following table includes a reconciliation of the manner in which the net proceeds from the bought deal offering were used by the Company through March 31, 2021 compared to the disclosure in the Company’s short form prospectus dated January 26, 2021 (the “January 2021 Prospectus”).

Disclosure in the January 2021 Prospectus		Use of Proceeds (as at March 31, 2021)
The Company intends to use the net proceeds as follows:		The net proceeds have been used as follows:
Use of Proceeds	Amount (C$ million)	- approximately C$17.9 million on working capital purposes at Relief Canyon to proceed towards full production;
Working capital purposes at Relief Canyon to proceed towards full production	7.9	- approximately C$3.2 million on development and exploration at the Galena Complex;
Development and exploration at the Galena Complex	4.0	- approximately C$2.2 million on care and maintenance at the Cosalá Operations;
Care and maintenance at the Cosalá Operations	2.2	- approximately C$0.8 million on general corporate and administrative expenses;
General corporate and administrative expenses	1.6	- approximately C$3.3 million on repayment of outstanding debt obligations; and
Repayment of outstanding debt obligations	9.3	- approximately C$0.9 million on working capital purposes.
Working capital purposes	3.3
TOTAL	28.3

3 The information contained on our website is not incorporated by reference herein and should not be considered part of this report.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

The primary differences between the anticipated use of proceeds disclosed in the January 2021 Prospectus and the actual application of proceeds are as follows: approximately C$6.0 million of the net proceeds initially allocated to repayment of outstanding debt obligations were re-allocated for working capital purposes at Relief Canyon to proceed towards full production, as repayment terms of outstanding debt obligations were amended to extend beyond March 31, 2021; and approximately C$2.4 million of the net proceeds initially allocated to working capital purposes were re-allocated for working capital purposes at Relief Canyon to proceed towards full production.

On February 1, 2021, Sandstorm converted $5 million of the principal amount of the Company’s $10 million outstanding Convertible Debenture into an aggregate of 2,336,448 common shares at a conversion price of $2.14. On March 3, 2021, Sandstorm converted the remaining $5 million of the principal amount of the outstanding Convertible Debenture into an aggregate of 2,336,448 common shares at the same conversion price.

On March 2, 2021, the Company amended its remaining loan payable with Macquarie to be settled through monthly fixed cash payments totaling $2.9 million payable over a 6-month period commencing March 2021, among other terms.

Subsequent Events

On April 29, 2021, the Company issued a C$12.5 million secured convertible debenture to Royal Capital Management Corp. due April 28, 2024 (the “2024 Convertible Debenture”) with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium, and convertible into common shares of the Company at the holder’s option at a conversion price of C$3.35. The2024 Convertible Debenture is secured by the Company’s interest in the Galena Complex and will be secured by shares of one of the Company’s Mexican subsidiaries. The net proceeds raised from the 2024 Convertible Debenture are expected to be used in connection with capital requirements relating to the re-opening of the Cosalá Operations, repayment of shorter-term debt obligations, the ramp-up at Relief Canyon and for working capital purposes. The listing of the shares issuable upon conversion has received conditional approval of the TSX.

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Company applied for forgiveness under the Act during Q2-2021 and expects to receive notification before the end of the quarter.

Consolidated Results and Developments

Consolidated operating results from Q1-2021 were generally not comparable to Q1-2020 due to the illegal blockade at the Cosalá Operations, the suspension of certain operating metrics for the Galena Complex until the Recapitalization Plan is substantially completed, and the continued ramp-up of operations at Relief Canyon to full production. Specifically, the Cosalá Operations had no production since the illegal blockade and was put on care and maintenance at the end of January 2020 in response to the illegal blockade. As a result, the consolidated silver and silver equivalent production during Q1-2021 decreased by approximately 5% and 31%, respectively, compared to Q1-2020.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Revenue increased by $2.9 million or 40% from $7.3 million during Q1-2020 to $10.2 million during Q1-2021. The increase was primarily due to increase in the Company’s share of silver and lead revenue at the Galena Complex from increased production and realized metal prices during the period, plus revenue from Relief Canyon with commercial production declared in mid January 2021, offset by a decrease in revenue from the Cosalá Operations due to the illegal blockade temporarily halting mining and processing operations beginning late January 2020. Net loss was $91.8 million for Q1-2021 primarily due to write-downs to inventory for $27.4 million and impairment to property, plant and equipment for $55.6 million as a result of changes to Relief Canyon’s expected gold production. Excluding these non-cash adjustments, adjusted net loss for the period was $8.8 million. The increase in net loss was also attributable to higher depletion and amortization, higher care and maintenance costs, and lower gain on derivative instruments, offset by higher net revenue. These variances are further discussed in the following sections.

The realized silver prices increased by 56% from Q1-2020 to Q1-2021 with realized lead prices increasing by 1% during the same period. Realized silver prices of $25.94/oz for Q1-2021 (Q1-2020 – $17.00/oz) is comparable to the average London silver spot price of $26.29/oz for Q1-2021 (Q1-2020 – $16.94/oz). Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.

Galena Complex

	Q1-2021	Q1-2020
Tonnes Milled	30,204	31,910
Silver Grade (g/t)	270	235
Lead Grade (%)	8.16	6.60
Silver Recovery (%)	96.1	95.6
Lead Recovery (%)	92.7	92.1
Silver Produced (oz)	252,169	230,275
Lead Produced (lbs)	5,036,944	4,280,527
Total Gold Equivalent Produced (oz)[1]	3,638	2,409
Total Silver Equivalent Produced (oz)[2]	427,150	445,868
Silver Sold (oz)	259,007	237,159
Lead Sold (lbs)	5,201,108	4,378,663

[1]
Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

[2]
Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

The Company announced a strategic joint venture agreement with Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture has allowed the Company take positive action: to advance development, modernize infrastructure, purchase new mining equipment and exploration to define and expand silver resources. The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

Relief Canyon

The Company declared commercial production at Relief Canyon effective January 11, 2021 after the radial stacker was returned from repairs in mid-December 2020. During Q1-2021, subsequent to commercial production declaration, Relief Canyon mined 215,853 tonnes of ore, stacked 186,898 tonnes of ore and produced 1,346 gold equivalent ounces or 91,980 silver equivalent ounces during the period. Gold production was 1,294 ounces and silver production was 3,559 ounces with 1,476 ounces of gold and 3,317 ounces of silver sold. The Company will commence disclosure of certain operating metrics such as grade, recovery, cash costs, and all-in sustaining costs for Relief Canyon once full production is achieved.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Cosalá Operations

In February 2020, the Company announced an illegal blockade was put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce. As a result, the Cosalá Operations were put on care and maintenance pending the successful removal of the blockade. Disclosure of comparable operational metrics to the first quarter of 2020 are not relevant consequently. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. See “Recent Developments and Operational Discussion – Cosalá Operations: COVID-19 and Illegal Blockade” for further information.

Guidance

The Company did not provide guidance for 2021 as a result of continuing work on the Recapitalization Plan at the Galena Complex, ongoing progress towards full production at the Relief Canyon mine, and the illegal blockade at the Cosalá Operations.

Results of Operations

Analysis of the three months ended March 31, 2021 vs. the three months ended March 31, 2020

The Company recorded a net loss of $91.8 million for the three months ended March 31, 2021 compared to a net loss of $4.1 million for the three months ended March 31, 2020. The increase in net loss was primarily attributable to impairment to property, plant and equipment ($55.6 million), write-downs to inventory included in cost of sales ($27.4 million), higher depletion and amortization ($1.6 million), higher care and maintenance costs ($1.2 million), and lower gain on derivative instruments ($2.2 million), offset by higher net revenue ($2.9 million), each of which are described in more detail below.

Revenue increased by $2.9 million from $7.3 million for the three months ended March 31, 2020 to $10.2 million for the three months ended March 31, 2021. The increase was primarily due to an $3.1 million increase in silver and lead revenue at the Galena Complex from increased production and realized metal prices during the period, plus $1.2 million in revenue from Relief Canyon with commercial production declared in mid January 2021. The increase was offset by a $1.4 million decrease in revenues from the Cosalá Operations due to the illegal blockade temporarily halting mining and processing operations beginning late January 2020.

Write-downs to inventory included in cost of sales of $27.4 million was recorded during the three months ended March 31, 2021 mainly as a result of $4.4 million write-down to net realizable value of inventories to adjust to most recent spot prices, and $23.0 million write-down from lowered expected gold recoveries of existing ore on leach pads due to identification of carbonaceous material.

Depletion and amortization increased by $1.6 million from $2.3 million for the three months ended March 31, 2020 to $3.9 million for the three months ended March 31, 2021. The increase was due to $2.0 million in depletion and amortization from Relief Canyon with commercial production declared in mid January 2021, plus a $0.3 million increase from the Galena Complex due to increased production. The increase was offset by a $0.6 million decrease from the Cosalá Operations due to the illegal blockade temporarily halting mining and processing operations beginning late January 2020.

Care and maintenance costs increased by $1.2 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020; the majority of the ongoing carrying costs have been classified as care and maintenance costs as opposed to cost of sales while the illegal blockade continues to be in place.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Impairment to property, plant and equipment of $55.6 million was recorded during the three months ended March 31, 2021 as a result of changes to Relief Canyon’s expected gold production, impairing the recovery of its net asset carrying amount.

Gain on derivative instruments decreased by $2.2 million from a $4.0 million gain for the three months ended March 31, 2020 to a $1.8 million gain for the three months ended March 31, 2021, due to gains recognized from derivative instruments embedded within the Sandstorm convertible debenture. This derivative is correlated to the Company’s share price. No further costs are expected as Sandstorm has converted the full amount of the convertible debt during Q1-2021.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2021.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2021 [1]	2020 [1]	2020 [1]	2020 [1]	2020 [1]	2019 [1]	2019	2019
Revenues ($ M)	$10.2	$8.7	$7.3	$4.6	$7.3	$13.1	$12.5	$15.0
Net Loss ($ M)	(91.8)	(9.0)	(6.2)	(10.8)	(4.1)	(14.6)	(8.8)	(8.0)
Comprehensive Loss ($ M)	(87.1)	(9.6)	(5.7)	(10.8)	(7.1)	(15.0)	(8.7)	(8.2)

Silver Produced (oz)	-	-	-	-	39,117	124,678	299,421	345,695
Zinc Produced (lbs)	-	-	-	-	3,221,744	10,796,517	10,103,688	11,150,174
Lead Produced (lbs)	-	-	-	-	1,203,720	3,977,258	6,766,804	7,237,607
Cost of Sales/Ag Eq Oz Produced ($/oz)	-	-	-	-	$7.19	$7.11	$10.80	$8.75
Cash Cost/Ag Oz Produced ($/oz)[2]	-	-	-	-	$(11.32)	$(9.20)	$12.83	$8.28
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	-	-	-	-	$(0.83)	$1.05	$23.01	$16.15

Current Assets (qtr. end) ($ M)	$27.7	$20.1	$36.0	$28.4	$26.9	$34.9	$31.4	$32.4
Current Liabilities (qtr. end) ($ M)	27.9	39.0	34.6	34.1	34.4	34.8	27.0	27.7
Working Capital (qtr. end) ($ M)	(0.2)	(18.9)	1.4	(5.7)	(7.5)	0.1	4.4	4.7

Total Assets (qtr. end) ($ M)	$207.0	$284.8	$279.6	$258.1	$242.6	$231.0	$203.5	$191.6
Total Liabilities (qtr. end) ($ M)	73.8	103.6	96.4	98.0	94.3	92.0	67.4	57.2
Total Equity (qtr. end) ($ M)	133.2	181.2	183.2	160.1	148.3	139.0	136.1	134.4

[1]
Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil after Q1-2020 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Liquidity

The change in cash since March 31, 2021 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2020	$4.7
Cash used in operations	(7.2)
Expenditures on property, plant and equipment	(3.2)
Relief Canyon development costs	(1.4)
Lease payments	(0.8)
Glencore pre-payment facility repayments	(0.8)
January bought deal public offering	25.0
Loan payable	(3.5)
Proceeds from exercise of options	0.1
Increase in trade and other receivables	(0.3)
Change in inventories	(6.5)
Change in prepaid expenses	0.6
Change in trade and other payables	(2.8)
Change in foreign exchange rates	0.2
Closing cash balance as at March 31, 2021	$4.1

The Company’s cash balance decreased from $4.7 million to $4.1 million with a working capital deficit of $0.2 million mainly due to cash used in operations, development costs at Relief Canyon, expenditures of property, plant and equipment at the Galena Complex, lease payments, and repayments on outstanding Glencore pre-payment facility and Macquarie loan payable. This decrease was offset by net proceeds received from the January bought deal public offering. Current liabilities as at March 31, 2021 were $27.9 million which is $11.1 million lower than at December 31, 2020, principally due to a decrease in trade and other payables, a decrease in Glencore pre-payment facility, a decrease in loan payable to Macquarie, and a decrease in convertible debenture derivative liability with Sandstorm.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast significant doubt upon the going concern assumption, including gold production and related positive cash flows at the Relief Canyon Mine, timing of the restart of mining at the Cosalá Operations, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, to continue to progress to obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels, specifically at Relief Canyon.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Despite significant recent increases in the market price of gold and silver, several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, the ongoing progress towards sustaining gold production, mining rates, leaching operations and recovery at Relief Canyon, the illegal blockade at the Cosalá Operations, the Galena Complex Recapitalization Plan, and COVID-19. At March 31, 2021, the Company does not have sufficient liquidity on hand to fund its expected operations for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. The Company will continue to pursue additional funding and raised gross proceeds of C$12.5 million on April 29, 2021 in connection with the issuance of the 2024 Convertible Debenture and intends to commence a U.S.-only at-the-market equity offering of up to $50 million on the NYSE American or another existing trading market in the United States in May 2021 (the “Expected ATM Offering”). No securities will be offered or sold in Canada on the TSX or other trading markets in Canada under the Expected ATM Offering. In the longer term, as the Cosalá Operations are restarted and optimized, the Galena Complex is optimized, Relief Canyon generates sustainable cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required if sustainable production levels at the Relief Canyon Mine and the restart of production at the Cosalá Operations are not achieved in the near term or if both precious and base metal prices decrease from their current levels.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 16 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2020). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years. Effects from COVID-19 adds significant volatility to market conditions and changes in discount rates which may impact long term annual funding requirements.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q1-2021 and adjusted by approximately $4.5 million as a result of significant market fluctuations from the recent market recovery and increasing of interest rates by central banks and governments globally. The Company expects to review the pension valuation quarterly should the effects to the economy from the pandemic continue.

On March 11, 2021, the American Rescue Plan Act of 2021 was passed with changes to pension funding requirements applicable to the Company’s defined benefit pension plans. Possible relief on future funding requirements is currently being assessed by the Company’s actuaries.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates, including doré bars, to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $4.6 million during the three months ended March 31, 2021 (2020: $20.1 million), of which $1.4 million was spent towards the achievement of commercial production at Relief Canyon, drilling, and development costs, while $3.2 million was spent on purchase of property, plant and equipment. The Company expects to have sufficient funding for budgeted fiscal 2021 capital expenditures.

The following table sets out the Company’s contractual obligations as of March 31, 2021:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$17,829	$17,829	$-	$-	$-
Glencore pre-payment facility	2,112	2,112	-	-	-
Promissory note	5,000	-	5,000	-	-
Interest on promissory note	525	452	73	-	-
Government loan	4,499	1,515	2,984	-	-
Loan payable	2,650	2,650	-	-	-
Projected pension contributions	5,203	1,237	2,033	1,608	325
Decommissioning provision	9,905	-	-	-	9,905
Other long-term liabilities	3,582	-	3,021	19	542
Total	$51,305	$25,795	$13,111	$1,627	$10,772

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 17 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2021.
Page|15

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2021 or the Company’s MD&A for the year ended December 31, 2020 dated March 22, 2021. Any of these risk elements could have material adverse effects on the business of the Company. See note 26 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2020 and note 17 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020.

The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has three production-level mines: Relief Canyon in Nevada, U.S.A., the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. Relief Canyon was acquired by the Company in April 2019 in connection with the Pershing Gold Transaction and achieved commercial production on January 11, 2021, the Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019 and Cosalá Operations are not currently in operations due to an illegal blockade at the site. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
•	short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope and underground rock failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
•	issues relating to the COVID-19 pandemic or other pandemics or national or global health crises;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	labour shortages or strikes;
•	acts of terrorism, civil disobedience and protests; and
•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production and to operations that are to be expanded. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

The Company recently achieved commercial production at Relief Canyon; however, it is still in the operational ramp-up phase leading up to full production capacity. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon has continued to be challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation.  As part of this analysis, the Company has identified naturally occurring carbonaceous material within the Relief Canyon pit.  The identification of this material was not recognized in the feasibility study. During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company's radical stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling which reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of thecarbonaceous material was crushed, stacked, and disseminated onto the leach pad resulting in lower than expected recovery of the placed gold ore.

Following realization of this adverse material, the Company has developed and implemented a more comprehensive ore control procedure to minimize the impact impact the carbonaceous material could have on leach pad performance.  Additional efforts focused on improving mining selectivity including the use of a hydraulic excavator operating on split (10 foot) benches when required.  Phase 2 mining, which commenced in late Q4-2020/early Q1-2021, has demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, has decreased ore availability in Q1-2021 and into Q2-2021.   As a result of these challenges, the Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits. Results have been encouraging and the operation has transitioned to this method of ore placement to further demonstrate its applicability with haul trucks now delivering the ore directly from the pit to the leach pad.  The Company continues to evaluate options to improve the short-term operational and financial performance of the asset.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Additional improvements of the resource model are progressing with incorporation of the latestgeological detail from recent pit mapping as well as new data from an extensive re-assaying program of over 10,000 historic exploration pulp samples.  Completion of this data compilation and analysis is targeted for late Q3-2021 as part of the Company’s mid-year update of its reserve and resource estimates.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in Q1-2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $23.0 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or an increase to the impairment.

There can be no assurance that significant costs will not be required in the near future in order to achieve full production capacity, the expected timing and/or results of the conclusions of the data compilation and analysis, the Company’s ability to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities. In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.

Risks Related to Relief Canyon’s Early Years of Production

The first few years of production from the Relief Canyon Mine are subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase and ramp-up to full production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, estimated mineral reserves and mineral resources and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Relief Canyon may encounter or continue to encounter problems or be subject to delays or suspensions during the early stages of the production phase and the Company’s efforts to ramp-up production at Relief Canyon to expected full production, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. At the end of the first quarter of 2021, a total impairment of $55.6 million was recorded in relation to Relief Canyon as a result of changes to Relief Canyon’s expected gold production. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 contain going concern disclosure.

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These circumstances cast substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

There is no certainty regarding the launch of the Expected ATM Offering or the timing thereof nor any certainty regarding the net proceeds to the Company from any such Expected ATM Offering.

There is no certainty that the Company will enter into and launch the Expected ATM Offering nor that $50,000,000, or any amount, will be raised under an such Expected ATM Offering if it is launched. Under any such potential offering the agent or agents thereof typically agreed to use commercially reasonable efforts to sell the securities when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the agent or agents are not obligated to purchase any securities that are not sold. As a result, if any such offering is launched, such offering is expected to be made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

The following are future changes in accounting policies not yet effective as at March 31, 2021:

(i)            Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is assessing the impact of the amendments on the consolidated financial statements and will not be adopting the amendments early.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at March 31, 2021, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2021

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at March 31, 2021, there were 133,041,451 common shares and nil preferred shares issued and outstanding.

As at May 16, 2021, there were 133,091,451 common shares and nil preferred shares issued and outstanding, and 10,373,957 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,264,520.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2021, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended March 31, 2021, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.
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Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The scientific and technical information relating to mineral reserves contained herein has been reviewed and approved by Shawn Wilson, Vice-President, Technical Services of the Company. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Niel de Bruin, Director of Geology of the Company.   Each of Messrs. Dell, Wilson, and de Bruin are "qualified persons" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of non-IFRS measures omitted as the none were reported for the three months ended March 31, 2021.

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